Exhibit 99.1

BROOKFIELD RESIDENTIAL REPORTS 2013 THIRD QUARTER RESULTS

Net income increased to $35 million or $0.29 per diluted share for the third quarter
Total revenues grew 36% to $333 million for the third quarter
Year-to-date homes delivered increased 26% to 1,360 units
Backlog units increased 18% to 1,329 and value was up 31% to $639 million

Calgary, Alberta, November 5, 2013 – Brookfield Residential Properties Inc. (BRP: NYSE/TSX) today announced its financial results for the three and nine months ended September 30, 2013. The results are based on U.S. Generally Accepted Accounting Principles.

Performance and Financial Highlights

Results of Operations	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except per share amounts)	2013	2012	2013	2012
Total revenue	$333	$245	$801	$625
Income before income taxes	45	25	81	64
Income tax expense	(8)	(11)	(16)	(27)
Net income attributable to Brookfield Residential	35	15	63	37
Basic income per share	$0.30	$0.15	$0.54	$0.37
Diluted income per share	$0.29	$0.15	$0.54	$0.37
Total assets			$3,394	$2,809
Total liabilities			$1,980	$1,746

Three Months Ended September 30, 2013

•	Net income increased to $35 million, or $0.29 per diluted share, from $15 million, or $0.15 per diluted share, in the third quarter of 2012
•	Third quarter revenue increased 36% to $333 million from the third quarter of 2012
•	Homebuilding deliveries increased to 606 units, up 27% from the third quarter of 2012
•	The average home selling price was $432,000 in the third quarter, compared to $384,000 during the same period in 2012
•
As at September 30, 2013, backlog of housing units, including our share of unconsolidated entities, increased 18% to 1,329 units, while backlog value increased 31% to $639 million, compared to September 30, 2012

•	Active housing communities, including our share of unconsolidated entities, increased to 43, up from 36 in the third quarter of 2012

Investors, analysts and other interested parties can access Brookfield Infrastructure’s 2013 third quarter results as well as the Letter to Unitholders and Supplemental Information on the web site under the Investor Relations section at www.brookfieldinfrastructure.com.

The 2013 third quarter results conference call can be accessed via webcast on November 6, 2013 at 9:00 a.m. ET at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America, or for overseas calls please dial  +1-631-982-4565 at approximately 8:50 a.m.  The teleconference taped rebroadcast will also be available until midnight on December 6, 2013. To access this rebroadcast, please call 1-800-319-6413 or outside Canada & U.S. please call +1-604-638-9010 (password: 9245#).
1  |  Brookfield Residential Properties Inc. – 2013 Third Quarter Results

Nine Months Ended September 30, 2013

•	Net income increased to $63 million, or $0.54 per diluted share, from $37 million, or $0.37 per diluted share, for the same period last year
•	Revenues totaled $801 million, an increase of 28% from $625 million during the same period in 2012
•	Homes delivered increased 26% to 1,360 units over the same period in 2012
•	Average home selling price was $422,000, compared to $379,000 for the same period in 2012

Operational Highlights

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2013	2012	2013	2012
Land revenue	$71	$62	$227	$215
Lot closings (single family units)	463	386	1,225	1,123
Average lot selling price (single family units)	$119,000	$156,000	$137,000	$151,000
Acres closings (multi-family, industrial and commercial)	13	2	19	25
Average per acre selling price (multi-family, industrial and commercial)	$1,115,000	$778,000	$1,022,000	$1,092,000
Housing revenue	$262	$183	$574	$410
Home closings for Brookfield Residential (units)	606	477	1,360	1,083
Home closings for unconsolidated entities (units)	19	13	40	44
Average home selling price for Brookfield Residential (per unit)	$432,000	$384,000	$422,000	$379,000
Net new orders for Brookfield Residential (units)	540	461	1,856	1,533
Net new orders for unconsolidated entities (units)	16	21	40	58
Backlog for Brookfield Residential (units at end of period)	1,311	1,095	1,311	1,095
Backlog value for Brookfield Residential	$630	$476	$630	$476
Backlog for unconsolidated entities (units at end of period)	18	28	18	28
Backlog value for unconsolidated entities	$9	$10	$9	$10

Three Months Ended September 30, 2013

For the three months ended September 30, 2013, land revenue increased to $71 million, up $9 million from the same period in 2012. The increase in land revenue reflects the additional activity of 77 lot closings and 11 multi-family, industrial and commercial acre parcel closings when compared to the same period last year. Our land revenue may vary from period-to-period due to the nature and timing of land sales.

Housing revenue increased to $262 million from $183 million when compared to the same period in 2012 with 129 additional home closings. There were increases in all three operating segments, with the largest increase from our California operations. Sales activity remained strong in the third quarter with a 17% year-over-year increase in overall net new home orders.

Nine Months Ended September 30, 2013

Land revenue increased 6% to $227 million, up $12 million from the same period in 2012. This increase reflects 102 more single family lot closings year-over-year.

Housing revenue increased 40% to $574 million, from $410 million for the same period in 2012. In addition, home closings were up by 277 units, or 26%, primarily in the California and Central and Washington D.C. markets. As at September 30, 2013, our total backlog, including our share of unconsolidated entities, had grown to 1,329 units, representing $639 million of value. This was up 18% and 31%, respectively, when compared to September 30, 2012.

2  |  Brookfield Residential Properties Inc. – 2013 Third Quarter Results

Historically, there is variability in our results of operations from quarter to quarter, due to the seasonal nature of the homebuilding business and the timing of new community openings and closings. Typically, the highest rate of orders for new homes and lots occurs in the first nine months of the calendar year, with most of our profits occurring in the fourth quarter as we deliver on those orders. In terms of acre sales, which are a meaningful part of our business, results are more variable from year to year given the nature of the development and monetization cycle.

OUTLOOK

Alan Norris, President and Chief Executive Officer of Brookfield Residential, commented: “we continue to foresee long-term fundamental demand in the U.S. market driven by the lack of supply of new product over the last five years and relative affordability of housing. Unemployment trends are slowly improving and inventory levels are still tight in almost all of our markets. Moving forward, we believe the U.S. housing market will continue to improve in the year ahead and the Canadian market will remain stable.”

Our outlook for the year remains positive. As has occurred in a number of past years, we anticipate that the fourth quarter will once again contribute income before income taxes at least equal to the first nine months income before income taxes, resulting in the total 2013 results being significantly higher than 2012.

Based on current land holdings, we are optimistic about our increasing profitability continuing in 2014 and beyond. By 2015, we hope to see results in the U.S. approach profitability levels currently seen in Canada, providing the market recovery continues. While there may be factors that impact the short-term pace of the recovery, the long-term outlook for our business remains very positive.

ADDITIONAL INFORMATION

The attached financial statements are based primarily on information extracted from our financial statements for the three and nine months ended September 30, 2013. The financial statements were prepared using the standards and interpretations currently issued under U.S. GAAP.

The interim report and the Company’s corporate profile for the quarter ended September 30, 2013 contain further information on our strategy, operations, financial results and outlook. Shareholders are encouraged to read these documents, which are available on our website at www.brookfieldrp.com.

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Brookfield Residential Properties Inc. is a leading North American land developer and homebuilder with operations in eleven major markets. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures. Brookfield Residential is listed on the NYSE and TSX under the symbol BRP.

Please note that Brookfield Residential’s unaudited interim reports and audited annual report are filed on EDGAR and SEDAR and can also be found in the investor section of our website at www.brookfieldrp.com (the contents of which are not incorporated in this press release). Hard copies of the interim and annual reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:	Media:
Nicole French Manager, Investor Relations & Communications Tel: 1.403.231.8952 Email: nicole.french@brookfieldrp.com	Andrew Willis SVP, Communications & Media Tel: 1.416.369.8236 Email: andrew.willis@brookfield.com

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Note: This news release contains “forward-looking statements” within the meaning of Canadian securities laws and United States federal securities laws. Certain statements in this news release that are not historical facts, including information concerning possible or assumed future results of operations of the company, guidance for 2013, anticipated improvements in the U.S. and Canadian markets and continued stability in the Canadian markets, long-term fundamental demand in the U.S., the company’s 2013 outlook, and those statements preceded by, followed by, or that include the words “believe,” “projected,” “planned,” “anticipate,” “should,” “goals,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; changes in interest rates; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labour or materials or increases in their costs; ability to develop and market our master-planned communities  successfully;  laws and regulations  related to property  development  and to the environment that could lead to additional costs and delays; confidence levels of consumers; ability to raise capital on favourable terms; our debt and leverage; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; ability to retain our executive officers; relationships with our affiliates; any increase in unemployment or underemployment; decline of the market value of our land and housing inventories; significant inflation or deflation; inability to raise capital on favorable terms or at all; failure in our financial and commercial controls; changes to foreign currency exchange rates; difficultly enforcing civil liabilities in the United States against us and our directors and officers; higher cancellation rates of existing agreements of sale; major health and safety incident relating to our business; utility and resource shortages or rate fluctuations; and additional risks and uncertainties referred to in our filings with the securities regulators in Canada and the United States, many of which are beyond our control. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in subsequent reports should be consulted.

 4  |  Brookfield Residential Properties Inc. – 2013 Third Quarter Results

Brookfield Residential Properties Inc.
Condensed Consolidated Statements of Operations
(Unaudited)
	Three Months Ended September 30		Nine Months Ended September 30
(US$ thousands, except per share amounts)	2013	2012	2013	2012

Revenue
Land	$70,957	$61,590	$227,461	$215,160
Housing	261,598	183,321	573,985	410,161
	332,555	244,911	801,446	625,321
Direct Cost of Sales
Land	(29,666)	(24,947)	(117,032)	(103,849)
Housing	(203,925)	(150,968)	(457,319)	(340,496)
	98,964	68,996	227,095	180,976
Selling, general and administrative expense	(41,746)	(32,185)	(118,065)	(87,691)
Equity in earnings from unconsolidated entities	765	623	3,759	3,499
Depreciation	(1,128)	(865)	(3,173)	(2,475)
Interest expense	(14,431)	(10,562)	(35,714)	(31,001)
Other income / (expense)	2,099	(709)	7,478	206
Income Before Income Taxes	44,523	25,298	81,380	63,514
Current income tax expense	(2,323)	(10,112)	(2,374)	(31,730)
Deferred income tax (expense) / recovery	(6,167)	(715)	(13,902)	4,443
Net Income	36,033	14,471	65,104	36,227
Net (income) / loss attributable to non-controlling interests and
other interests in consolidated subsidiaries	(1,417)	403	(1,974)	1,036
Net Income Attributable to Brookfield Residential	$34,616	$14,874	$63,130	$37,263
Unrealized foreign exchange (loss) / gain on:
Translation of the net investment in Canadian subsidiaries	14,414	22,067	(27,933)	24,569
Translation of the Canadian dollar denominated debt designated as a hedge of the net investment in Canadian subsidiaries	–	(15,888)	–	(18,240)
Comprehensive Income Attributable to Brookfield Residential	$49,030	$21,053	$35,197	$43,592

Earnings per Common Share Attributable to Brookfield Residential
Basic	$0.30	$0.15	$0.54	$0.37
Diluted	$0.29	$0.15	$0.54	$0.37

Weighted Average Common Shares Outstanding (in thousands)
Basic	116,856	99,819	116,550	99,746
Diluted	117,784	100,335	117,500	100,262

5 |  Brookfield Residential Properties Inc. – 2013 Third Quarter Results

Brookfield Residential Properties Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	As at
(US$ thousands)	September 30, 2013	December 31, 2012
Assets
Land and housing inventory	$2,529,686	$2,250,256
Investments in unconsolidated entities	200,468	155,352
Commercial properties	46,101	15,363
Receivables and other assets	342,705	331,244
Restricted cash	25,230	13,596
Cash and cash equivalents	250,060	49,826
Deferred income tax assets	–	10,552
	$3,394,250	$2,826,189
Liabilities and Equity
Notes payable	$1,100,000	$600,000
Bank indebtedness and other financings	460,829	459,329
Total financings	1,560,829	1,059,329
Accounts payable and other liabilities	413,199	427,020
Deferred income tax liabilities	5,973	–
Total liabilities	1,980,001	1,486,349
Other interests in consolidated subsidiaries	32,017	32,445
Total equity	1,382,232	1,307,395
	$3,394,250	$2,826,189

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